October 29, 2020

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Gary Newberry
Lynn Dicker
Jeffrey Gabor
Tim Buchmiller

Re:	Atea Pharmaceuticals, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Submitted October 26, 2020
File No. 333-249404

Ladies and Gentlemen:

On behalf of our client, Atea Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, we are submitting this response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jean-Pierre Sommadossi, Ph.D., the Company’s President and Chief Executive Officer, dated October 27, 2020, regarding Amendment No. 2 to Registration Statement on Form S-1 filed by the Company on October 26, 2020 (the “Registration Statement”). The response provided herein is based on information provided to Latham & Watkins LLP by the Company. The Staff’s comment is set forth below in italics followed by the Company’s response.

Amendment No. 2 Form S-1

Roche License Agreement, page 134

1.    Please disclose when the last-to-expire patent is scheduled to expire.

October 29, 2020

Response: The Company acknowledges the Staff’s comment and respectfully submits that, as discussed with the Staff, the expiration dates of the Company’s patents relevant to the product candidates licensed to Roche, including the currently expected last-to-expire relevant composition of matter patent, are provided in the “Intellectual Property” section of the Registration Statement on pages 138 to 142.

Please do not hesitate to contact me at (617) 948-6027 with any questions you may have or if you wish to discuss the above.

Sincerely,
/s/ Wesley C. Holmes
Wesley C. Holmes of LATHAM & WATKINS LLP

cc:	(via e-mail)

Jean-Pierre Sommadossi, Ph.D., President and Chief Executive Officer, Atea Pharmaceuticals, Inc.

Peter N. Handrinos, Latham & Watkins LLP